UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2018.

Commission File Number: 001-38146

AGM GROUP HOLDINGS INC.

(Translation of registrant’s name into English)

1 Jinghua South Road, Wangzuo Plaza East Tower

Room 2112

Beijing, People’s Republic of China 100020

+86-010-65020507 – telephone

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Departure of Secretary

On April 25, 2018, Chenxi Shi tendered his resignation as Secretary of AGM Group Holdings Inc. (the “Company”), effective May 1, 2018.  Mr. Shi’s resignation from the Board of Directors is not the result of any disagreement with the Company’s operations, policies or procedures.

The resignation has been approved by the Nominating Committee, the Compensation Committee and the Board of Directors of the Company.

Appointment of Secretary

On May 4, 2018, at the recommendation of the Nominating Committee and the Compensation Committee, the Board of Directors of the Company appointed Yafang Wang as the Secretary of the Company for an annual compensation of $16,200, effective May 4, 2018.

Ms. Wang has been the Assistant to the Chairman of the Board at Beijing AnGaoMeng Technology Service Co., Ltd. since May 2015, where she translates financial and legal documents, updates statistical data, and provides administrative support to the Chairman. From April 2012 to May 2015, Ms. Wang worked as a researcher at Beijing Tongzhou New City Investment & Operation Co., Ltd. where her job responsibilities were mainly consisted of searching and collecting urban construction data and real estate trend, preparing Real Estate Weekly for the company, and translating and updating the company’s English website. Prior to that, Ms. Wang was a translator at HVS from June 2011 to December 2011 and an editor at Commercial Express of Embassies and Overseas Agencies form June 2007 to December 2010, where she edited and translated reports and publications.

Ms. Wang obtained her bachelor’s degree from Beijing Foreign Studies University in English major in 2005, and an associate’s degree in public relations from Jilin University in 1997. Ms. Huang has extensive experience in business administration and is proficient in English.

There are no family relationships between Yafang Wang and any other employee or member of the board of directors of the Company.

EXHIBIT INDEX

Exhibit No.	Description
10.1	Correspondence of Chenxi Shi’s Resignations as Secretary, dated April 25, 2018
10.2	Employment Agreement of Yafang Wang dated May 1, 2018

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 8, 2018	AGM GROUP HOLDINGS INC.

	By:	/s/ Wenjie Tang
	Name: Title:	Wenjie Tang Chief Executive Officer and Director

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